Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio of earnings to fixed charges)

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
Fixed charges:
Interest expense	$1,557,654	$2,102,446	$1,508,854	$846,681	$550,043
Amortization of debt issue expense	6,440	9,492	8,438	2,840	2,083
Estimated interest portion within rental expense	8,968	8,912	8,241	5,549	5,092
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	$1,573,062	$2,120,850	$1,525,533	$855,070	$557,218

Earnings:
Income (loss) before income taxes, discontinued operations and cumulative effect of accounting change less equity in income (loss) of investments	$(1,297,381)	$(2,182,951)	$929,869	$642,364	$528,899
Fixed charges	1,573,062	2,120,850	1,525,533	855,070	557,218
Less:
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—

Earnings	$275,681	$(62,101)	$2,455,402	$1,497,434	$1,086,117

Ratio of earnings of fixed charges	0.18	(0.03)	1.61	1.75	1.95

Excess (deficiency) of earnings to fixed charges	$(1,297,381)	$(2,182,951)	$929,869	$642,364	$528,899

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, discontinued operations and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.